Deferred Compensation Plan for Directors

                                                    of each of:

American Skandia Advisor Funds, Inc.
American Skandia Master Trust
American Skandia Trust

The purpose of this Plan is to defer the receipt of the fees that the Directors or Trustees of the Trusts and the Fund receive in that capacity. Under the Plan, deferred amounts are invested directly in the Fund and the Trusts. Fees deferred by Directors of the Fund are only invested in the Fund and fees deferred by Trustees of each Trust are invested in their respective Trust. Deferred amounts during the deferral period are credited with income, gains, and losses based on the performance of investments of the Fund and the Trusts. This Plan describes the operation of three distinct Plans.

1.0 Election to Defer Payments. Any member of the Board of Directors of the Fund and the Board of the Trusts may elect to receive their fees for Board services on a deferred basis as provided for in this Plan. To defer compensation any Director or Trustee shall elect in writing prior to, and to take effect from, the beginning of the calendar year, or for persons elected to the Board in any month other than December or in the year in which this Plan is adopted, within thirty days after such event, to take effect with thirty days of such election. A Directors election to defer compensation shall remain in effect until terminated in writing to the President of ASISI, and any such termination shall take effect thirty days following receipt by the President of such termination. Once compensation is deferred such deferred compensation may not distributed unless pursuant to Section xx.

2.0 Deferred Payment Account. Each deferred payment shall be credited at the time when such payment would otherwise have been paid to a Director to an account established n the name of that Director on the books of the American Skandia Trust ("Deferred Payment Account"), adjusted for notional investment experience, as defined in Section 3.0.

3.0  Return on Deferred Payment Account Balance.

3.1 For purposes of measuring the investment return on a Director's Deferred Payment Account, the Director may elect to have the aggregate amount of his deferred compensation (or a specified portion thereof) receive a return (i) at a rate equal to the return earned on three-month U.S. Treasury Bills at the beginning of each calendar quarter (the "Treasury Bill Rate") and such interest shall be credited to the account quarterly at the end of each calendar quarter, or (ii) at a rate of return (positive or negative) equal to the rate of return on the shares of any of the Funds of the Trust (each a "Notional Fund"), assuming reinvestment of dividends and distributions of the Notional Funds.

3.2 A Director may amend his designation of investment return as of the end of each calendar quarter by giving written notice to the President of ASISI at least thirty days prior to the end of such calendar quarter. A timely change to a Director's designation of investment return shall become effective on the first day of the calendar quarter following receipt by the President of the Fund ("President").

4.0 Notional Investment Experience. Amount credited to a Deferred Payment Account shall be periodically adjusted for notional investment experience. In each case such notional investment experience shall be determined by treating the Deferred Payment Amount as though an equivalent dollar amount had been invested and reinvested in one or more of the Notional Funds. The Notional Funds used as a basis for determining notional investment experience with respect to any Director's Deferred Payment Account shall be designated by the Director in writing by instrument of election substantially in the form attached hereto as Exhibit C and may be changed prospectively by similar written election effective as of the first day of any calendar quarter.

The President may from time to time limit the Notional Funds available for purposes of such election. If at any time any Notional Fund that has previously been designated by a Director as a notional investment shall cease to exist or shall be unavailable for any reason, or if the Director fails to designate one or more Notional Funds pursuant to this Section 4, the President may, at his discretion, and upon notice to the Director, treat any amounts notionally invested in such Notional Fund (whether representing past amounts credited to a Director's Deferred Payment Account or subsequent fee deferrals or both) as having been invested at the Treasury Bill Rate, only until such time as the Director shall have made another investment election in accordance with the foregoing procedures. Deferred Payment Accounts shall continue to be adjusted for notional investment experience until distributed in full in accordance with the distribution method elected by the Director pursuant to Section 5.

5.0 Payment of Deferred Amounts. All amounts credited to an account pursuant to any election by the Director made as provided in Section 1 shall be paid to the
Director:

in, or beginning in, the calendar year following the calendar year in which the Director ceases to be a Director of the Trust or a Fund, or in, or beginning in, the calendar year following the earlier of the calendar year in which the Director ceases to be a Director of the Trust or a Fund or attains age 70,

and shall be paid

in a lump sum payable on the first day of the calendar year in which payment is to be made, or in 10 or fewer installments, payable on the first day of each year commencing with the calendar year in which payment is to begin, all as the Director shall specify in making the election.